UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: November 5, 2025

UBS Group AG

(Registrant’s Name)

Bahnhofstrasse 45, 8001 Zurich, Switzerland

(Address of principal executive offices)

Commission File Number: 1-36764

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, 8001 Zurich, Switzerland

Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)

Commission File Number: 1-15060

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Form 6-K consists of the media release announcing reference yields and total consideration for previously announced tender offers for seven series of UBS’s outstanding notes, which appears immediately following this page.

The information contained in this Report on Form 6-K does not constitute an offer to purchase the notes. Holders of the notes should refer to the Offer to Purchase dated October 30, 2025, available from D.F. King & Co., Inc., the information agent for the tender offers.

Investor Relations Tel. +41-44-234 41 00 Media Relations Tel. +41-44-234 85 00

5 November 2025

News Release

UBS Announces Reference Yields and Total Consideration for its Cash Tender Offers for Debt Securities

Zurich, 5 November 2025 – UBS Group AG and UBS AG, acting through its Stamford branch (each an “Offeror” and together the “Offerors”) announce today the pricing terms for each series of notes included in their previously announced seven concurrent and separate offers (each, an “Offer” and collectively, the “Offers”) to purchase outstanding notes of the series listed in the table below (collectively, the “Notes”). The Offers are made upon the terms and subject to the conditions set forth in the offer to purchase dated October 30, 2025 (the “Offer to Purchase”) and the accompanying notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). References herein to “UBS” are references to UBS Group AG together with its consolidated subsidiaries (including UBS AG). Capitalized terms used and not otherwise defined in this announcement have the meanings given in the Offer to Purchase.

Set forth below are the applicable Reference Yields and Total Consideration for each series of Notes, as calculated at 10:00 a.m. (Eastern time) today, November 5, 2025, in accordance with the Offer to Purchase.

Acceptance Priority Level(1)	Title of Security	CUSIP/ISIN	Issuer	First Par Call Date(2)	Maturity Date	Principal Amount Outstanding (millions)	Reference Security(3)	Reference Security Yield	Fixed Spread (basis points)(3)	Bloomberg Reference Page	Total Consideration (2)(3)

1	7.500% Senior Notes due 2028	22550L2M2 / US22550L2M24	UBS AG(4)	N/A	February 15, 2028	$2,500	3.50% UST due 10/15/28	3.610%	20 bps	FIT1	$1,079.51

2	5.000% Senior Notes due 2027	22550L2K6 / US22550L2K67	UBS AG(4)	N/A	July 9, 2027	$1,192.45	3.50% UST due 10/31/27	3.596%	10 bps	FIT1	$1,020.91

3	9.016% Fixed Rate/Floating Rate Senior Callable Notes due 2033	144A: 225401BB3 / US225401BB38 Reg S: H3698DDW1 / USH3698DDW14	UBS Group AG(5)	November 15, 2032	November 15, 2033	$2,000	4.25% UST due 08/15/35	4.002%	40 bps	FIT1	$1,276.11

4	6.537% Fixed Rate/Floating Rate Senior Callable Notes due 2033	144A: 225401AZ1 / US225401AZ15; Reg S: H3698DDS0 / USH3698DDS02	UBS Group AG(5)	August 12, 2032	August 12, 2033	$3,000	4.25% UST due 08/15/35	4.002%	40 bps	FIT1	$1,123.64

5	7.750% Fixed Rate Reset Senior Callable Notes due 2029	Reg S ISIN: CH1214797172	UBS Group AG(5)	March 1, 2028	March 1, 2029	€3,000	0.50% DBR due 02/15/28	1.970%	65 bps	FIT GE1-3	€1,113.45

6	6.442% Fixed Rate/Floating Rate Senior Callable Notes due 2028	144A: 225401AV0 / US225401AV01; Reg S: H3698DDN1 / USH3698DDN15	UBS Group AG(5)	August 11, 2027	August 11, 2028	$1,750	3.75% UST due 08/15/27	3.621%	50 bps	FIT4	$1,038.96

7	4.282% Senior Notes due 2028	144A: 225401AC2 / US225401AC20; Reg S: H3698DAR5 / USH3698DAR55	UBS Group AG(5)	January 9, 2027	January 9, 2028	$2,250	4.00% UST due 01/15/27	3.682%	30 bps	FIT4	$1,003.36

UBS Group AG and UBS AG, News Release, 5 November 2025	Page 1 of 4

Investor Relations Tel. +41-44-234 41 00 Media Relations Tel. +41-44-234 85 00

• (1)	Subject to the satisfaction or waiver of the conditions of the Offers described in the Offer to Purchase, if the Maximum Purchase Condition (as defined below) is not satisfied with respect to every series of Notes, the relevant Offeror will accept Notes for purchase in the order of their respective acceptance priority level specified in the table above (each, an “Acceptance Priority Level,” with 1 being the highest Acceptance Priority Level and 7 being the lowest Acceptance Priority Level). It is possible that a series of Notes with a particular Acceptance Priority Level will not be accepted for purchase even if one or more series with a higher or lower Acceptance Priority Level are accepted for purchase.
• (2)	For each series of Notes in respect of which a par call date is indicated, the calculation of the applicable Total Consideration (as defined below) will be performed to the par call date. For each series of Notes in respect of which a par call date is not indicated, the calculation of the applicable Total Consideration will be performed to the maturity date. See Annex A to the Offer to Purchase for an overview of the calculation of the Total Consideration with respect to the Notes.
• (3)	The total consideration for each series of Notes (such consideration, the “Total Consideration”) payable per each $1,000 or €1,000 principal amount of such series of Notes validly tendered for purchase will be based on the fixed spread specified in the table above for such series of Notes, plus the yield of the reference security specified in the table above for that series as quoted on the Bloomberg reference page specified in the table above as of 10:00 a.m. (Eastern time) on November 5, 2025, unless extended with respect to the applicable Offer. The Total Consideration does not include the applicable Accrued Coupon Payment, which will be payable in cash in addition to the applicable Total Consideration.
• (4)	Originally issued by Credit Suisse AG, acting through its New York branch. On May 31, 2024, Credit Suisse AG merged into UBS AG and, by operation of law, UBS AG assumed Credit Suisse AG’s obligations as issuer under the terms and conditions applicable to this series of Notes. Effective June 12, 2024, UBS AG designated its Stamford branch (in place of its New York branch) as the branch through which UBS AG acts as issuer of this series of Notes.
• (5)	Originally issued by Credit Suisse Group AG. On June 12, 2023, Credit Suisse Group AG merged into UBS Group AG and, by operation of law, UBS Group AG assumed Credit Suisse Group AG’s obligations as issuer under the terms and conditions applicable to this series of Notes.

Each Offer will expire at 5:00 p.m. (Eastern time) on November 5, 2025, unless extended or earlier terminated (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Expiration Date”). Notes tendered for purchase may be validly withdrawn at any time at or prior to 5:00 p.m. (Eastern time) on November 5, 2025, unless extended or earlier terminated (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Withdrawal Date”), but not thereafter, unless extended by the applicable Offeror as described in the Offer to Purchase. Each Offer is independent of the other Offers, and the applicable Offeror may terminate or modify its Offers without terminating or modifying any other Offer. The deadline for Holders who, at or prior to the Expiration Date, deliver a Notice of Guaranteed Delivery and all other required documentation to the applicable Tender Agent (or comply with the applicable Clearing System’s procedures applicable to guaranteed delivery), to validly tender Notes using the Guaranteed Delivery Procedures is expected to be 5:00 p.m. (Eastern time) on November 7, 2025, unless extended with respect to any Offer (the “Guaranteed Delivery Date”). The deadlines set by any intermediary and the applicable Clearing System for the submission and withdrawal of tender instructions may be earlier than the relevant deadlines specified above.

The Initial Settlement Date for an Offer of any Notes validly tendered at or prior to the Expiration Date (and not validly withdrawn at or prior to the Withdrawal Date), and accepted for purchase by the applicable Offeror, will be promptly after the Expiration Date. The Initial Settlement Date is expected to be the second business day after the Expiration Date (expected to be November 7, 2025), unless extended with respect to any Offer.

The Guaranteed Delivery Settlement Date for an Offer of any Notes validly tendered after the Expiration Date and at or prior to the Guaranteed Delivery Date pursuant to the Guaranteed Delivery Procedures, and accepted for purchase by the applicable Offeror, will be promptly after the Guaranteed Delivery Date. The Guaranteed Delivery Settlement Date is expected to be the first business day after the Guaranteed Delivery Date (expected to be November 10, 2025), with respect to each Offer (as the same may be extended with respect to such Offer).

UBS Group AG and UBS AG, News Release, 5 November 2025	Page 2 of 4

Investor Relations Tel. +41-44-234 41 00 Media Relations Tel. +41-44-234 85 00

In addition to the applicable Total Consideration, Holders whose Notes are accepted for purchase will receive a cash payment equal to the accrued and unpaid interest on such Notes from and including the immediately preceding interest payment date for such Notes to, but excluding, the Initial Settlement Date. The Accrued Coupon Payment in respect of Notes accepted for purchase will be calculated in accordance with the terms of such Notes. For the avoidance of doubt, interest will cease to accrue on the Initial Settlement Date for all Notes accepted in the Offers and Holders whose Notes are tendered pursuant to the Guaranteed Delivery Procedures and are accepted for purchase will not receive payment in respect of any interest for the period from and including the Initial Settlement Date.

The applicable Offeror’s obligation to complete an Offer with respect to a particular series of Notes validly tendered is conditioned on the satisfaction of conditions described in the Offer to Purchase, including that the aggregate Total Consideration (converted into U.S. Dollars as described under “Conditions to the Offers and Acceptance Priority” in the Offer to Purchase), excluding the Accrued Coupon Payment, payable for Notes purchased in the Offers not exceed $4,000,000,000 (the “Maximum Purchase Consideration”), and the Maximum Purchase Consideration being sufficient to pay the Total Consideration, excluding the Accrued Coupon Payment, for all validly tendered Notes of such series (after accounting for all validly tendered Notes of all series that have a higher Acceptance Priority Level) (the “Maximum Purchase Condition”).

A complete description of the terms and conditions of the Offers is set out in the Offer to Purchase. Before making a decision with respect to the Offers, Holders should carefully consider all of the information in the Offer to Purchase.

The Offerors have retained UBS Investment Bank, as Dealer Manager for the Offers. D.F. King & Co., Inc. is the Information Agent for the Offers and Tender Agent for the USD Offers. UBS AG is the Tender Agent for the EUR Offer. Questions regarding the terms of the Offers may be directed to UBS Investment Bank at (833) 690-0971 (toll-free), (212) 882-5723 (collect) or +44 20 7568 1121 and by email at americas-lm@ubs.com or ol-liabilitymanagement-eu@ubs.com. Any questions regarding procedures for tendering Notes or requests for additional copies of the Offer to Purchase and the Notice of Guaranteed Delivery should be directed to D.F. King & Co., Inc. by telephone at (646) 989-1649 (for banks and brokers only) and (800) 829-6551 (for all others toll-free) or +44 (0)20 7920 9700 and by email at UBS@dfking.com. Copies of the Offer to Purchase and the Notice of Guaranteed Delivery are available at https://clients.dfkingltd.com/UBS/.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that beneficial owner to be able to participate in, or withdraw their instruction to participate in, an Offer before the deadlines specified in the Offer to Purchase. The deadlines set by any such intermediary and the applicable Clearing System for the submission and withdrawal of tender instructions may be earlier than the relevant deadlines specified above.

UBS Group AG and UBS AG, News Release, 5 November 2025	Page 3 of 4

Investor Relations Tel. +41-44-234 41 00 Media Relations Tel. +41-44-234 85 00

Disclaimer

This press release is neither an offer to purchase nor a solicitation of an offer to sell the Notes or any other securities. The Offers are made only by and pursuant to the terms of the Offer to Purchase and only to such persons and in such jurisdictions as is permitted under applicable law. The information in this press release is qualified by reference to the Offer to Purchase. None of UBS, the Dealer Managers, any fiscal agent, any paying agent or any trustee, as applicable, the Tender Agents or the Information Agent or their respective directors, employees and affiliates makes any recommendation whatsoever regarding the Offers, or any recommendation as to whether Holders should tender their Notes for purchase pursuant to the Offers.

In making a decision regarding the Offers, Holders must rely on their own examination of the Offerors and the terms of the Offers, including the merits and risks involved. Holders should not consider any information in the Offer to Purchase to be legal, business or tax advice. Holders should consult their own counsel, accountant and other advisors as to legal, tax, business, financial and related aspects of an acceptance of the Offers. This release may contain statements that constitute “forward-looking statements,” within the meaning of applicable securities laws. While these forward-looking statements represent UBS’s judgments and future expectations concerning the development of UBS, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. For a discussion of the risks and uncertainties that may affect UBS please refer to the “Risk Factors” and other sections of UBS Group AG’s and UBS AG’s most recent Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS Group AG and UBS AG

Investor contact
Switzerland:	+41-44-234 41 00
Americas:	+1 212 882 57 34

Media contact
Switzerland:	+41-44-234 85 00
UK: +44-207-567 47 14
Americas:	+1-212-882 58 58
APAC: +852-297-1 82 00

www.ubs.com/media

UBS Group AG and UBS AG, News Release, 5 November 2025	Page 4 of 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
Name: David Kelly Title: Managing Director

By:	/s/ Ella Copetti-Campi
Name: Ella Copetti-Campi Title: Executive Director

UBS AG

By:	/s/ David Kelly
Name: David Kelly Title: Managing Director

By:	/s/ Ella Copetti-Campi
Name: Ella Copetti-Campi Title: Executive Director

Date: November 5, 2025